July 10, 2025

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Namib Minerals
           Registration Statement on Form F-1
           Filed June 26, 2025
           File No. 333-288328
Dear Ibrahima Tall:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to SPAC Sponsor and the Anchor Investors as these shares appear to have been offered to them privately. Alternatively, please revise to clarify, if true, that any "primary issuance" of your common stock would be exclusively to third parties whom did not purchase the privately placed warrants from you in a private placement transaction. For guidance, refer to Securities Act Sections Compliance and
       Disclosure Interpretations 103.04, 134.02 and 239.15.
 July 10, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-
551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Barbara A. Jones, Esq.